Exhibit 99.1

For Immediate Release

NOVADAQ to Host Analyst & Investor Day on November 17, 2014

Toronto, Ontario – September 17, 2014 – Novadaq® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, will host an Analyst & Investor Day on Monday, November 17, 2014. The event will be held at the Sofitel Hotel in New York, NY from 10:00 a.m. to 2:30 p.m. ET.

The program will include presentations by NOVADAQ’s President and CEO, Dr. Arun Menawat, and other members of the senior management team. Additionally, thought leading physicians will discuss their use of NOVADAQ’s imaging technologies at multiple points throughout the patient care continuum. A more detailed agenda will be communicated prior to the meeting.

Advance registration is required for the event and space may be limited. Those wishing to attend the live event should register online at www.novadaqinvestorday.com.

For individuals who are unable to attend the meeting in person, a live webcast of the meeting will be available on the Company’s website at www.novadaq.com under the “Events” tab in the Investor’s section.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ®’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 100 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA® is used to assess perfusion in patients being treated for non-healing wounds.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Stephen Kilmer

Investor Relations

1-647-872-4849

skilmer@novadaq.com